AMER SPORTS

STOCK EXCHANGE ANNOUNCEMENT April 29, 2008 at 9:00 am

AMER SPORTS CAPITAL MARKETS DAY ON MAY 28, 2008

Amer Sports is hosting its annual Capital Markets Day for analysts and portfolio managers on Wednesday, May 28 at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki).

Registration
Please register no later than Friday, May 23, 2008 by sending an email to Ms Susanne Isacsson, Executive Assistant, Investor Relations and Finance, tel. +358 9 7257 8211, susanne.isacsson@amersports.com

Please arrange your own hotel accommodation if needed.

Materials
All presentations will be published during the same day on the Amer Sports website www.amersports.com.

Agenda (Finnish time)

9:30 am – 10:00 am	Registration at Amer Sports HQ, Mäkelänkatu 91
10:00 am – 10:15 am	Welcome: Tommy Ilmoni, Vice President, Investor Relations
10:15 am – 11:30 am	Strategy and business update: Roger Talermo, President and CEO
11:30 am – 12:00 pm	Q&A
12:00 pm - 1:00 pm	Lunch
1:00 pm - 2:00 pm	Financial update: Pekka Paalanne, Executive Vice President, CFO
2:00 pm - 3:00 pm	Winter Sports Equipment: Michael Shineis, President
3:00 pm – 3:15 pm	Coffee break
3:15 pm – 4:15 pm	Ball Sports: Chris Considine, President
4:15 pm – 4:30 pm	Closing remarks: Roger Talermo, President and CEO

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233, tommy.ilmoni@amersports.com

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
OMX Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve

the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END